EXHIBIT 99.1

TiGenix: CONVENING NOTICE TO THE ANNUAL SHAREHOLDERS' MEETING TO BE HELD ON 7 JUNE 2018

TiGenix
Limited liability company
that makes or has made a public call on savings
Romeinse straat 12 box 2
3001 Leuven
VAT BE 0471.340.123
RLE Leuven

CONVENING NOTICE TO the ANNUAL shareholders' meeting to be held on 7 JUNE 2018

The board of directors of TiGenix NV (the "Company") is pleased to invite you to the annual shareholders' meeting of TiGenix NV that will be held on 7 June 2018 at 14:00h at the Faculty Club, Groot Begijnhof 14, 3000 Leuven, with the agenda and proposed resolutions set out below.

Agenda and proposed resolutions

  Acknowledgement and discussion of:
    the annual accounts for the financial year ended 31 December 2017 the consolidated annual accounts for the financial year ended 31 December 2017 the annual report of the board of directors on the annual accounts and the consolidated annual accounts for the financial year ended 31 December 2017 the report of the auditor on the annual accounts for the financial year ended 31 December 2017 the report of the auditor on the consolidated annual accounts for the financial year ended 31 December 2017
  Approval of the annual accounts for the financial year ended 31 December 2017

            Proposed resolution: The shareholders' meeting approves the annual accounts for the financial year ended 31 December 2017.

  Allocation of results for the financial year ended 31 December 2017

            Proposed resolution: The shareholders' meeting approves the allocation of results for the financial year ended 31 December 2017 as proposed by the board of directors.

  Approval of the remuneration report for the financial year ended on 31 December 2017

            Proposed resolution: The shareholders' meeting approves the remuneration report for the financial year ended on 31 December 2017.

  Release from liability to be granted to the directors and the auditor for the performance of their duties in the course of the financial year ended 31 December 2017

            Proposed resolution: The shareholders' meeting releases the directors (as well as the respective permanent representatives of the legal entities which are director) and the auditor of the Company from any liability arising from the performance of their duties during the financial year ended 31 December 2017.

Admission conditions

In order to be admitted to the shareholders' meeting, the holders of securities issued by the Company must comply with Article 536 of the Companies Code and Article 30 of the articles of association, and fulfil the formalities and make the notifications described below.

In accordance with Article 537 of the Companies Code, the holders of warrants issued by the Company can only attend the shareholders' meeting with a consultative vote.

  Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in and, in the case of shares, to vote at the shareholders' meeting, provided that:

  Registration: their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CET) on 24 May 2018 (the "record date") and this irrespective of the number of shares or warrants that they own on the date of the shareholders' meeting; and
  Confirmation of participation: they notify the Company in writing of (i) their intention to participate in the shareholders' meeting, and (ii) the number of securities for which they wish to participate in the shareholders' meeting, by means of a signed form that must be received by the Company at the Company's registered office at the latest on 1 June 2018; a model of this form is available at the Company's registered office and on the Company's website under the tab "Investors / Share Information / Shareholder meeting" (www.tigenix.com).
  Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in and to vote at the shareholders' meeting, provided that:

  Registration: their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 24 May 2018 (the "record date") and this irrespective of the number of shares that they own on the date of the shareholders' meeting; and
  Confirmation of participation: at the latest on 1 June 2018, they deliver or have delivered at an office of ING Belgium (before closing time) or via e-mail (BE-LFM.COA.SPA@ing.be) a certificate issued by the recognized account holder or the settlement institution certifying the number of dematerialized shares recorded in the shareholder's accounts on the record date in respect of which the shareholder has indicated his intention to participate in the shareholders' meeting.

Only persons who are a shareholder or a warrant holder of the Company on the record date (24 May 2018) and who have indicated at the latest on 1 June 2018 their intention to participate in the shareholders' meeting as set out above will be admitted to the shareholders' meeting.

The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Right to add agenda items and to submit proposed resolutions

In accordance with Article 533ter of the Companies Code and Article 35 of the articles of association, one or more shareholders holding together at least three percent (3%) of the registered capital of the Company may request for items to be added to the agenda of the shareholders' meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda, provided that:

  they prove ownership of such shareholding as at the date of their request and record their shares representing such shareholding on the record date (i.e., on 24 May 2018); the shareholding must be proven either by a certificate evidencing the registration of the relevant shares in the register of registered shares of the Company or by a certificate issued by a recognized account holder or a settlement institution certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s), and the additional agenda items and/or proposed resolutions have been submitted in writing by these shareholder(s) to the board of directors at the latest on 16 May 2018.

These additional agenda items and/or proposed resolutions may be sent to the Company by mail to the Company's registered office for the attention of Ms. An Moonen or by e-mail to an.moonen@tigenix.com.

As the case may be, the Company shall publish on its website (www.tigenix.com), in the Belgian State Gazette and in the press the modified agenda of the shareholders' meeting at the latest on 23 May 2018.

In that case, the Company will also make a revised proxy form available on its website (www.tigenix.com) at the same time as the publication of the modified agenda of the shareholders' meeting, i.e. on 23 May 2018.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to add items to the agenda and to file resolution proposals, proxies filed prior to the publication of the revised agenda shall remain valid for the agenda items they cover. In case new/alternative resolution proposals are filed with regard to existing agenda items, the proxy holder will always be entitled to deviate from previously given voting instructions should their implementation be detrimental to the interests of the shareholder. In that event, the proxy holder shall notify the shareholder of any such deviation as well as the justification thereof. The proxy should also indicate whether, in case new items are added to the agenda by shareholders, the proxy holder is entitled to vote on the new items or whether he/she/it should abstain.

Right to ask questions

In accordance with Article 540 of the Companies Code and Article 35 of the articles of association, all shareholders are entitled, whether during the meeting or in writing before the meeting, to ask questions to the directors with respect to their report or the agenda items and to the auditor with respect to its report.

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the formalities set out above to be admitted to the shareholders' meeting and if the written question has been received by the Company at the latest on 1 June 2018.

Written questions may be sent to the Company by mail to the Company's registered office at Romeinse straat 12, 3001 Leuven for the attention of Ms. An Moonen or by e-mail to an.moonen@tigenix.com.

Proxy

In accordance with Article 547bis of the Companies Code and Article 31 of the articles of association, each shareholder may be represented at the shareholders' meeting by a proxy holder, who does not need to be a shareholder. Except in cases provided for in the law, a shareholder may only appoint one person as proxy holder for a particular shareholders' meeting.

Shareholders who so wish to be represented by proxy, are requested to use the model of proxy form (with voting instructions) that is available at the Company's registered office and on the Company's website under the tab "Investor / Share Information / Shareholder meeting" (www.tigenix.com).

The signed proxy form must be received by the Company at the Company's registered office at the latest on 1 June 2018.

Shareholders who wish to be represented by proxy, must comply with the above-mentioned admission conditions.

Availability of documents

In accordance with Article 535 of the Companies Code, the shareholders and warrant holders of the Company can, upon presentation of their security or of a certificate issued by a recognized account holder or a settlement institution certifying the number of dematerialized securities recorded in the name of the shareholder, obtain at the Company's registered office, Romeinse straat 12, 3001 Leuven, free of charge, a copy of the documents and reports that relate to this meeting or that must be made available to them pursuant to law.

These documents and reports, as well as the total number of shares and voting rights at the date of the convening notice, are also available on the Company's website (www.tigenix.com).

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least half an hour prior to the start of the shareholders' meeting.

In order to be admitted to the shareholders' meeting, the shareholders, warrant holders and proxy holders must be able to prove their identity (ID card / passport).

Please contact Ms. An Moonen at the following telephone number +32 (0)16 39 79 37 or e-mail address an.moonen@tigenix.com for more information. Correspondence may be sent to TiGenix NV, for the attention of Ms. An Moonen, Romeinse straat 12 box 2, 3001 Leuven.

The board of directors.